Industry Canada

Certificate of Amendment

Canada Business Corporations Act

INTERNATIONAL ROYALTY CORPORATION		426836-9
Name of corporation		Corporation number
I hereby certify that the articles of the above-named corporation were amended:
a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐
b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐
c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑
d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐
January 6, 2005
Director		Date of Amendment

Industry Canada	FORM 4
Canada Business Corporations Act	ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)

l – Name of the Corporation	2 – Corporation No.
INTERNATIONAL ROYALTY CORPORATION	426836-9

3 -The articles of the above-named corporation are amended as follows:

To change the place in Canada where the registered office is to be situated from the City of Vancouver in the Province of British Columbia to the City of Toronto in the Province of Ontario.

By adding to article 9 the provision that the directors may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Signature	Printed Name	4 – Capacity of	5 – Tel. No.
	Douglas B. Silver	Director